Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter and nine months ended September 30, 2020

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	September 30,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$36,036	$61,285
Accounts receivable (note 5)	3,403	4,086
Income tax receivable	-	9,214
Inventories (note 6)	10,039	7,532
Prepaids	3,050	12,733
Total current assets	52,528	94,850

Other long-term assets	1,432	1,170
Capital assets	20,400	21,471
Right-of-use assets (note 7)	28,474	33,254
Intangible assets (note 8)	17,302	13,846
Deferred tax assets	507	507
Total assets	$120,643	$165,098

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	$16,856	$22,808
Current portion of lease liabilities (note 10)	7,402	8,290
Current portion of long-term debt (note 11)	-	165
Total current liabilities	24,258	31,263

Long-term portion of lease liabilities (note 10)	27,615	29,947
Other long-term liabilities (note 12)	184	285
Long-term debt (note 11)	40,419	8,669
Total liabilities	$92,476	$70,164

EQUITY
Share capital (note 14a)	$947,563	$932,951
Contributed surplus (note 14b)	40,839	43,532
Warrants (note 14c)	95,856	95,856
Accumulated other comprehensive loss	(2,994)	(3,099)
Deficit	(1,045,278)	(967,051)
Equity attributable to owners of the parent	35,986	102,189
Non-controlling interests	(7,819)	(7,255)
Total equity	28,167	94,934
Total liabilities and equity	$120,643	$165,098

Going concern (note 1), subsequent event (note 19)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues (note 15)	$639	$828	$2,282	$3,854

Expenses
Cost of sales and other production expenses (note 6)	446	513	1,588	2,235
Research and development expenses	12,408	18,101	45,190	57,861
Administration, selling and marketing expenses	8,959	9,865	29,482	35,005
Loss (gain) on foreign exchange	(117)	274	(710)	(1,246)
Finance costs	2,236	1,701	5,718	12,198
Loss (gain) on extinguishments of liabilities (note 11,14a)	-	-	(79)	92,374
Change in fair value of financial instruments measured at fair value through profit or loss	-	-	-	(1,140)
Net loss from continuing operations before taxes	$(23,293)	$(29,626)	$(78,907)	$(193,433)
Current income tax expense (recovery) from continuing operations	-	-	(141)	1,239
Net loss from continuing operations	$(23,293)	$(29,626)	$(78,766)	$(194,672)
Net income (loss) from discontinued operations, net of taxes (note 4)	-	(81)	-	2,428
Net loss	$(23,293)	$(29,707)	$(78,766)	$(192,244)

Net income (loss) attributable to:
Non-controlling interests – continuing operations	(195)	(105)	(564)	(889)
Owners of the parent
-Continuing operations	(23,098)	(29,521)	(78,202)	(193,783)
-Discontinued operations	-	(81)	-	2,428
	$(23,098)	$(29,602)	$(78,202)	$(191,355)
Net loss	$(23,293)	$(29,707)	$(78,766)	$(192,244)

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	(0.98)	(1.27)	(3.33)	(14.23)
From discontinued operations	—	(0.00)	—	0.18
	$(0.98)	$(1.27)	$(3.33)	$(14.05)
Weighted average number of outstanding shares (in thousands)	23,591	23,313	23,466	13,619

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net Loss	$(23,293)	$(29,707)	$(78,766)	$(192,244)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	37	277	105	1,057
Exchange differences on translation of foreign operations from discontinued operations (note 4)	-	(821)	-	(2,689)
Other comprehensive income (loss)	$37	$(544)	$105	$(1,632)
Comprehensive loss	$(23,256)	$(30,251)	$(78,661)	$(193,876)

Comprehensive loss attributable to:
Non-controlling interests – continuing operations	(195)	(105)	(564)	(889)
Owners of the parent
- Continuing operations	(23,061)	(29,244)	(78,097)	(192,726)
- Discontinued operations	-	(902)	-	(261)
	$(23,061)	$(30,146)	$(78,097)	$(192,987)
Comprehensive loss	$(23,256)	$(30,251)	$(78,661)	$(193,876)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total Equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	-	-	-	-	(191,355)	(191,355)	(889)	(192,244)
Foreign currency translation reserve	-	-	-	(1,632)	-	(1,632)	-	(1,632)
Issuance of shares (note 14a)	349,834	-	-	-	-	349,834	-	349,834
Share-based payments expense (note 14b)	-	19,060	-	-	-	19,060	-	19,060
Share-based compensation paid in cash (note 14b)	-	(421)	-	-	-	(421)	-	(421)
Share issuance cost (note 14a)	-	-	-	-	(5,323)	(5,323)	-	(5,323)
Issuance of warrants (note 14c)	-	-	560	-	-	560	-	560
Effect funding arrangements on non-controlling interests	-	-	-	-	(268)	(268)	268	-
Balance at September 30, 2019	932,951	40,562	95,856	(2,884)	(952,634)	113,851	(7,163)	106,688

Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	-	-	-	-	(78,202)	(78,202)	(564)	(78,766)
Foreign currency translation reserve	-	-	-	105	-	105	-	105
Issuance of shares (note 14a)	4,681	-	-	-	-	4,681	-	4,681
Share-based payments expense (note 14b)	-	7,196	-	-	-	7,196	-	7,196
Share-based compensation paid in cash (note 14b)	-	(40)	-	-	-	(40)	-	(40)
Exercise of stock options (note 14b)	167	(85)	-	-	-	82	-	82
Shares issued pursuant to a restricted share unit plan (note 14b)	9,764	(9,764)	-	-	-	-	-	-
Share issuance cost	-	-	-	-	(25)	(25)	-	(25)
Balance at September 30, 2020	947,563	40,839	95,856	(2,994)	(1,045,278)	35,986	(7,819)	28,167

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Nine months ended September 30	2020	2019
Cash flows used in operating activities
Net loss from continuing operations for the period	$(78,766)	$(194,672)
Net income from discontinued operations for the period	-	2,428
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	4,553	11,083
Net loss on capital and intangible assets disposed	163	193
Change in fair value of financial instruments measured at fair value through profit or loss	-	(1,140)
Impairment loss on intangible assets (note 8)	15	535
Loss (gain) on extinguishments of liabilities (note 11,14a)	(79)	92,374
Deferred income taxes	-	2
Share-based payments expense (note 14b)	7,156	18,639
Depreciation of capital assets	3,491	2,840
Depreciation of right-of-use assets (note 7)	1,926	3,666
Amortization of intangible assets (note 8)	803	961
	(60,738)	(63,091)
Change in non-cash working capital items	11,538	(844)
	$(49,200)	$(63,935)
Cash flows from financing activities
Proceeds from share issuances (note 14a)	-	118,785
Proceeds from debt and warrant issuances	31,533	19,859
Repayment of principal on long-term debt	(165)	(741)
Repayment of interest on long-term debt	(885)	(3,287)
Exercise of options (note 14b)	82	-
Payments of principal on lease liabilities (note 10)	(5,367)	(5,709)
Payment of interest on lease liabilities (note 10)	(1,620)	(1,365)
Debt, share and warrants issuance costs	(25)	(6,698)
	$23,553	$120,844
Cash flows used in investing activities
Additions to capital assets	(772)	(3,082)
Additions to intangible assets	(1,013)	(1,158)
Proceeds from disposal of capital assets	114
Residual proceeds from sale of discontinued operations business (note 4)	1,175	-
Transaction costs paid relating to the sale of discontinued operations business (note 4)	(787)	-
Release of restricted cash	-	64
Interest received	288	520
	$(995)	$(3,656)

Net change in cash and cash equivalents during the period	(26,642)	53,253
Net effect of currency exchange rate on cash and cash equivalents	1,393	(281)
Cash and cash equivalents, beginning of period	61,285	7,389
Cash and cash equivalents, end of period	$36,036	$60,361
Comprising of:
Cash	36,036	37,114
Cash equivalents	-	23,247
	$36,036	$60,361

Cash flows from discontinued operations are presented in note 4.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc. or Liminal, or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded clinical-stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on discovering, developing and commercializing novel treatments for patients suffering from diseases that have high unmet medical needs related to fibrosis in respiratory, liver and kidney diseases. Liminal has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, such as fatty acid receptor 1, or FFAR1 also known  as G-protein-coupled receptor 40, or GPR40, a related receptor  G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs.

Liminal’s lead small molecule segment product candidate, fezagepras (PBI-4050), is currently being developed for multiple fibrotic diseases. The plasma‑derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein.

On November 25, 2019 the Company sold the majority of its bioseparations business to a third party. These activities are presented as discontinued operations in the consolidated financial statements. Details on this transaction and the results from discontinued operations are disclosed in note 4.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has business operations in Canada, the United Kingdom and the United States. The Company’s shares were trading on both the Nasdaq and TSX up until August 5, 2020 and subsequently are solely traded on Nasdaq following the voluntary delisting by the Company from the TSX.

Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent of Liminal, for accounting purposes, is The 2003 TIL Settlement.

The unaudited condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2020, or interim financial statements, have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the nine months ended September 30, 2020, the Company incurred a net loss of $78.8 million ($192.2 million for the nine months ended September 30, 2019 which included a loss on extinguishment of liabilities of $92.4 million) and had negative operating cash flows of $49.2 million ($63.9 million for the nine months ended September 30, 2019). In addition, at September 30, 2020, the Company had a working capital of $28.3 million ($63.6 million at December 31, 2019) and an accumulated deficit of $1,045.3 million ($967.1 million at December 31, 2019). Given Liminal's main activities continue to be in the R&D stage, management has concluded it will need additional sources of financing to ensure it has sufficient funds to continue its operations for at least the next twelve months.

Until the Company completes a significant financing, it continues operating at a low spending level, pacing investments on new research programs, and reducing infrastructure cost, where possible. The need to complete multiple financing transactions is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, monetization of Pediatric Review Voucher and grant funding. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS and which can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on November 12, 2020 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2019 audited annual consolidated financial statements with the exception of the amendment adopted by the Company as of January 1, 2020 described below.

Amendments to IFRS 3, Business Combinations or IFRS 3

The amendments to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. These amendments were adopted on January 1, 2020 and are applied prospectively to acquisitions made on or after this date.

c)	New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets or IAS 37 - IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendment, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted.

Amendment to IFRS 9 Financial Instruments or IFRS 9 - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Amendments to IAS 1, Presentation of Financial Statements or IAS 1 - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and is effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

At the present time, the Company does not expect the amendments to IAS 37, IFRS 9 and IAS 1 will have a significant effect on its financial statements when these amendments are adopted by the Company. This assessment may change as we approach the various dates of adoption and new transactions occur.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. Presently, the Company has not benefited from COVID-19 related rent concessions.

d)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below, the significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged.

COVID-19 – The negative impact of the COVID-19 pandemic on the financial statements for the quarter and nine months ended September 30, 2020 has been limited, however the Company is eligible for a Government of Canada salary subsidy program under which it submitted claims during the second and third quarters of 2020 totaling $5,017 (note 16). The subsidy program may provide further financial support while the program is available. Consistent within the global biopharmaceutical sector, some clinical programs may have been and may be impacted by the shift of resources within hospitals to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact the Company’s operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, healthy subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these interim financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities, and the Company is unable to estimate the potential impact on its future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Share-based compensation – To determine the fair value of stock options on a given date, the Company must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. The Company uses the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, management considers changes in Liminal’s activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, the board of directors of the Company approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 14b. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, management evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. Management further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. Management concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

3.	Acquisition of Fairhaven Pharmaceuticals Inc.

Pursuant to a share purchase agreement, or SPA, dated July 17, 2020, the Company acquired 100% of the issued and outstanding common shares of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists. As consideration for the acquisition, the Company issued 202,308 common shares. Upon achievement of certain pre-determined research and development milestones prior to July 17, 2025, the Company may be obligated to make additional payments in the form of common shares totalling up to $4,374. The number of shares to be issued, if any, upon completion of a milestone, will be calculated using the five-trading day volume weighted average trading price, or VWAP of the Company’s common shares on Nasdaq prior to the achievement of such milestone events.

As Fairhaven did not meet the definition of a business under IFRS 3, the acquisition has been accounted for as an asset acquisition, the total cost of the net assets acquired being the fair value of the consideration paid. The shares issued were recorded at a fair value of $3,441, based on the closing price of Liminal’s common shares at the date of the transaction. The transaction costs of $308 incurred by the Company were capitalized and allocated to the net assets acquired. Any future milestone payments would be recognized if and when the triggering event occurs.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The consideration paid and the allocation thereof to the net assets acquired was as follows:

Cost of acquisition
Fair value of common shares issued	$3,441
Cash payment	50
Total consideration paid	$3,491
Transaction fees	$308
Total cost of acquisition	$3,799

Net assets acquired
Current assets	$217
Licenses and other rights (note 8)	3,796
Current liabilities	(214)
Total net assets acquired	$3,799

4.	Discontinued operations

On November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The comparative periods results and cash flows of the business sold have been presented as discontinued operations with the revenues and costs relating to ceased activities being reclassified and presented retrospectively in the consolidated statements of operations, statements of comprehensive loss and notes to the interim financial statements as discontinued operations.

Results and cash flows from discontinued operations

As these operations were sold on November 15, 2019, there are no results from discontinued operations for the nine months ended September 30, 2020. The results for the quarter and nine months ended September 30, 2019 are as follows:

	Quarter ended	Nine months ended
	September 30, 2019	September 30, 2019
Revenues	$4,463	$18,422

Expenses
Cost of sales and other production expenses	2,532	9,043
Research and development expenses	1,504	5,093
Administration, selling and marketing expenses	454	1,548
Gain on foreign exchange	(158)	(314)
Finance costs	205	617
Net income (loss) from discontinued operations before taxes	(74)	2,435
Income tax expense:
Current	5	5
Deferred	2	2
	7	7
Net income (loss) from discontinued operations	$(81)	$2,428

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The cash flows from discontinued operations for the nine months ended September 30, 2020 and 2019 are presented in the following table:

	September 30,	September 30,
Nine months ended	2020	2019
Cash flows from in operating activities	$-	$4,183
Cash flows used in financing activities	-	(679)
Cash flows from (used) in investing activities	388	(237)
Net change in cash during the quarter	$388	$3,267
Net effect of currency exchange rate on cash	-	(125)
Net increase in cash generated by discontinued operations	$388	$3,142

5.	Accounts receivable

	September 30,	December 31,
	2020	2019
Trade receivables	$198	$44
Tax credits and government grants receivable	2,294	1,546
Sales taxes receivable	446	863
Other receivables	465	1,633
	$3,403	$4,086

6.	Inventories

	September 30,	December 31,
	2020	2019
Raw materials	$9,722	$7,175
Finished goods	317	357
	$10,039	$7,532

Inventories sold from continuing operations in the amount of $185 and $815 for the quarter and nine months ended September 30, 2020 ($402 and $1,888 for the quarter and nine months ended September 30, 2019) were recognized as cost of sales and other production expenses while discontinued operations were $nil for the nine months ended September 30, 2020 ($2,341 and $8,061 for the quarter and nine months ended September 30, 2019). Inventory write‑downs in continuing operations were $49 and $376 for the quarter and nine months ended September 30, 2020 ($nil for the nine months ended September 30, 2019) and from discontinued operations were $nil for the nine months ended September 30, 2020 ($108 and $575 from the quarter and nine months ended September 30, 2019), also included in cost of sales and other production expenses, were recorded.

7.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Net book value as at January 1, 2020	$32,246	$912	$96	$33,254
Lease modifications and other remeasurements	(1,336)	-	-	(1,336)
Depreciation expense	(3,006)	(439)	(46)	(3,491)
Effect of foreign exchange differences	47	-	-	47
Net book value at September 30, 2020	$27,951	$473	$50	$28,474

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

8.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2020	$158,268	$6,309	$3,648	$168,225
Additions	3,796	601	24	4,421
Disposals	-	(188)	(123)	(311)
Effect of foreign exchange differences	-	19	9	28
Balance at September 30, 2020	$162,064	$6,741	$3,558	$172,363

Accumulated amortization
Balance at January 1, 2020	$149,870	$3,039	$1,470	$154,379
Amortization expense	150	244	409	803
Disposals	-	(27)	(122)	(149)
Impairments	-	-	15	15
Effect of foreign exchange differences	-	14	(1)	13
Balance at September 30, 2020	$150,020	$3,270	$1,771	$155,061

Carrying amounts
At September 30, 2020	$12,044	$3,471	$1,787	$17,302
At December 31, 2019	8,398	3,270	2,178	13,846

9.	Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
Trade payables	$7,846	$10,496
Wages and benefits payable	3,690	5,593
Current portion of royalty payment obligations (note 12)	3,323	3,043
Current portion of license acquisition payment obligation	-	1,302
Current portion of other employee benefit liabilities (note 12)	1,997	2,374
	$16,856	$22,808

During the quarter ended June 30, 2020 the Company recorded an out-of-period adjustment of $819 relating to December 31, 2019 which resulted in a decrease in R&D expenses and trade payables.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

10.	Lease liabilities

The transactions affecting the lease liabilities during the nine months ended September 30, 2020 were as follows:

Balance at January 1, 2020	$38,237
Interest expense	4,581
Payments	(6,987)
Lease modification and other remeasurements	(1,325)
Effect of foreign exchange differences	511
Balance at September 30, 2020	$35,017
Less current portion of lease liabilities	7,402
Long-term portion of lease liabilities	$27,615

Interest expense on lease liabilities for the quarter and nine months ended September 30, 2020 was $1,428 and $4,581 ($1,821 and 5,460 for the quarter and nine months ended September 30, 2019) and is included as part of finance costs in the consolidated statement of operations.

11.	Long-term debt

The transactions during the nine months ended September 30, 2020 were as follows:

Balance at January 1, 2020	$8,834
Stated and accreted interest	1,102
Drawdown on non-revolving line of credit (second term loan)	29,123
Issuance of secured convertible debentures	2,410
Repayment of principal	(165)
Repayment of stated interest	(885)
Balance at September 30, 2020	$40,419

At September 30, 2020, the carrying amount of the debt comprised the following loans:

September 30,
2020
Secured convertible debentures having an aggregate principal amount of $2,410 maturing on March 31, 2022 bearing stated interest of 8% per annum (effective interest rate of 8.24%) 1)	$2,449
First Term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 8% per annum (effective interest rate of 15,05%) 2)	8,847
Second term loan maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 2)	29,123
$40,419
Less current portion of long-term debt	-
Long-term portion of long-term debt	$40,419

1) The secured convertible debentures are secured by all the assets of Fairhaven. The Company’s security interest created pursuant to its consolidated loan agreement with SALP, its parent, is subordinated to the security interest on the Fairhaven assets.

2) The first and second term loans issued under the consolidated loan agreement with SALP are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

2020

Concurrently with the Fairhaven acquisition that closed on July 17, 2020, the Company issued secured convertible debentures, or SCD, to certain former Fairhaven shareholders, for an aggregate principal amount of $2,410 and bearing an interest rate of 8% per annum, compounded quarterly. The SCD are due on the earlier of i) March 31, 2022, the Maturity Date, unless converted into common shares of the Company prior to the Maturity Date or ii) upon a change of control event. The SCD are secured by all the assets of Fairhaven and rank in priority to the term loans issued under consolidated loan agreement with SALP. At any time prior to the Maturity Date, the SCD holders have the right to convert the SCD into common shares of the Company. Liminal has the right to convert the SCD into common shares under certain pre-determined events. The five-trading day VWAP of Liminal’s common shares immediately preceding the date of any conversion will be used to determine the number of common shares of the Company that will be issued. The SCD were recorded as financial liabilities. The conversion features were determined to have no value.

At any time prior to the Maturity Date, the holders, shall have a collective right to purchase additional SCD issued by the Company for an aggregate principal amount of up to $5,740 with substantially the same terms and conditions as set out in the original SCD. If the pre-determined events allowing the Company to trigger the conversion of the SCD occur prior to the Maturity Date, the Company has the right to require the holders of the SCD to purchase additional SCD for an aggregate principal amount of up to $5,740, which would then be converted into common shares.

On November 11, 2019, the consolidated loan agreement with SALP was amended to provide for a non-revolving line of credit bearing the same terms and conditions as the first term loan. On September 14, 2020, the Company drew down $29,123 on the non-revolving line of credit representing the entire balance available, which resulted in the issuance of the second term loan. The second term loan bears an annual interest rate of 10% compounded monthly and payable quarterly. The second term loan matures on April 23, 2024.

2019

On February 22, 2019, the Company amended the fourth loan agreement or Credit Facility with the addition of two tranches of US$10 million and US$5 million which the Company drew on February 22 and March 22, 2019, respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Company agreed to reduce the exercise price of Warrants #9 from $1,000.00 to $156.36 per preferred share and to immediately issue those warrants. The incremental fair value of the warrant liability of $1,137 due to this change was recognized as deferred financing fees related to the additional two tranches received. The Company recorded the credit facility draws on February 22, 2019 and March 22, 2019 at its fair value at the transaction date less the associated transaction costs and financing fees of $45 and $1,137 respectively, for a net amount of $18,677.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second Original Issue Discount or OID loans and the majority of the Third OID loan would be repaid by Liminal by the issuance of common shares, at a conversion price, rounded to the nearest two decimals, of $15.21 per common share. Consequently, the US$95 million of principal plus interest due on the Credit Facility was reduced to $663 and the aggregate face value of the three OID loans was reduced by $99,552 to $10,000 with the remaining balance of the Third OID loan modified into an interest-bearing loan, which is referred to as the first term loan, at a stated interest rate of 10% payable quarterly. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312 common shares on that date which were recorded in share capital at a value of $228,915. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash. Following the debt restructuring agreement, SALP became Liminal’s majority and controlling shareholder and was thereafter considered Liminal’s parent entity for accounting purposes.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants, or Warrants #10, having an exercise price rounded to the nearest two decimals of $15.21 per common share, expiring on April 23, 2027 (note 14c). The incremental fair value of the replacement warrants was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000, resulting in the first term loan, was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan. The difference between the carrying amount of the loan extinguished of $4,667 and the fair value of the first term loan of $8,521 recognized was recorded as a loss on debt extinguishment of $3,854.

The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

As a result of this transaction and the extinguishments of debt that occurred earlier in the year following payments made to suppliers by the issuance of equity (note 14a), the consolidated statement of operations for the quarter and the nine months ended September 30, 2019, includes a loss on extinguishment of liabilities of $92,374 detailed as follows:

Loss on extinguishment of liabilities due to April 23, 2019 loan modification
Comprising the following elements:
Debt to equity conversion	$87,379
Expensing of financing fees on loan extinguishment	653
Extinguishment of previous loan	(4,667)
Recognition of modified loan	8,521
Expensing of increase in the fair value of the warrants	408
Loss on extinguishment of liabilities due to April 23, 2019 loan modification	$92,294
Loss on extinguishment of liabilities to suppliers	80
Loss on extinguishments of liabilities	$92,374

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

12.	Other long-term liabilities

	September 30,	December 31,
	2020	2019
Royalty payment obligations	$3,436	$3,148
Other employee benefit liabilities	2,068	2,554
	$5,504	$5,702
Less:
Current portion of royalty payment obligations (note 9)	(3,323)	(3,043)
Current portion of other employee benefit liabilities (note 9)	(1,997)	(2,374)
	$184	$285

13.	Contractual Obligations

The following table presents the contractual maturities of the financial liabilities as of September 30, 2020:

		Contractual Cash flows
	Carrying amount	Payable within 1 year	1 - 3 years	3 - 5 years	Later than 5 years	Total

Accounts payable and accrued liabilities 1)	$16,856	$16,856	$-	$-	$-	$16,856
Long-term portion of royalty payment obligations	113	-	53	53	247	353
Lease liabilities	35,017	7,888	14,166	13,645	33,110	68,809
Long-term portion of other employee benefit liabilities	71	-	71	-	-	71
Long-term debt 2)	40,419	3,945	10,649	41,347	-	55,941
	$92,476	$28,689	$24,939	$55,045	$33,357	$142,030

1)	Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.
2)

Under the terms of the first and second term loans with SALP (note 11), SALP may decide to cancel a portion of the principal value of the loan as payment upon the exercise of the Warrants #10. The maximum repayment due on the loans has been included in the above table.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

14.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the nine months ended September 30, 2020 and 2019 were as follows:

	September 30, 2020		September 30, 2019
	Number	Amount	Number	Amount
Balance - beginning of period	23,313,164	$932,951	720,306	$583,117
Issued to acquire assets	299,141	4,681	4,420	1,326
Exercise of stock options (note 14b)	5,391	167		-
Shares issued pursuant to a restricted share units plan (note 14b)	10,355	9,764	-	-
Shares issued pursuant to debt restructuring			15,050,312	228,915
Shares issued for cash	-	-	7,536,654	118,648
Shares released from escrow	-	-	-	400
Shares issued in payment to suppliers	-	-	1,472	545
Balance - end of period	23,628,051	$947,563	23,313,164	$932,951

2020

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the quarter ended March  31, 2020.

On July 17, 2020 the Company issued 202,308 common shares in payment for the acquisition of Fairhaven, which has been accounted for as an asset acquisition (note 3). The common shares issued were valued at the market price of the shares, on their date of issuance for an aggregate value of $3,441.

2019

In November 2018, the Company entered into an At-the-Market or ATM Equity Distribution Agreement which provided that common shares could be issued and sold under the ATM at the market prices prevailing at the time of sale. The Company issued a total of 12,865 common shares at an average price of $327.55 per share under the ATM in January and February 2019, for aggregate gross proceeds of $4,214, less transaction costs of $248 recorded in deficit, for total net proceeds of $3,966. The use of the ATM facility was suspended concurrently with our Nasdaq registration, and has since expired.

On January 29, 2019, the Company issued 4,420 common shares in settlement of second payment due for the licence acquired on January 29, 2018 and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

On April 23, 2019, the Company issued 15,050,312 common shares as part of the debt restructuring (note 11). The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party. The difference between the adjustment to the carrying value of the loan of $141,536 and the amount recorded for the shares issued of $228,915 was recorded as a loss on extinguishment of a loan of $87,379.

Concurrently, the Company closed two private placements for 4,931,161 common shares at a subscription price rounded to the nearest two decimals of $15.21 for gross proceeds of $75,000, less transaction costs of $4,802 recorded in deficit, for total net proceeds of $70,198. SALP’s participation in the private placement was for gross proceeds to the Company of $25,000.

In June 2019, the Company completed the rights offering or Rights Offering for the holders of its common shares at the close of business on May 21, 2019 who elected to exercise their rights under the Rights Offering allowing them to subscribe for up to 20 common shares for a subscription price rounded to the nearest two decimals of $15.21 per common share. The Company issued 2,592,628 common shares for gross proceeds of $39,434 as part of the Right Offerings less transactions costs of $271 recorded in deficit, for total net proceeds of $39,163.

b)	Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the nine months ended September 30, 2020 and 2019 were as follows:

	September 30, 2020		September 30, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance - beginning of period	2,209,864	$38.72	21,625	$1,464.49
Granted	436,570	14.06	2,118,810	34.33
Forfeited	(118,109)	20.19	(9,585)	258.46
Cancelled	-	-	(11,084)	1,256.73
Expired	(1,436)	2,432.79	(1,984)	1,129.64
Exercised	(5,391)	15.21
Repriced - options before repricing	(1,929,685)	35.14	-	-
Repriced - options after repricing	1,929,685	15.21	-	-
Balance - end of period	2,521,498	$18.75	2,117,782	$40.49

2020

In March 2020, Liminal’s board of directors approved a plan to reduce the exercise price of the stock options issued in June 2019, held by active employees and directors at the time of the repricing. On May 26, 2020, a revised exercise price, pending approval, of $15.21 was determined, changing the exercise price to the higher of (i) $15.21 and (ii) the five trading-day VWAP of Liminal common shares on the repricing date. On June 8, 2020, the repricing of 1,929,685 of the outstanding stock options having exercise prices of $27.00 and $36.00 to the revised exercise price was approved at the Company’s annual shareholder meeting.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Although the stock options were not repriced until May 26 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using the revised exercise price of $15.21, the Company calculated the final incremental fair value of the repricing on the grant date of May 26, 2020 to be $3,000. This incremental fair-value will be amortized from the services commencement date of March 25 over the remaining vesting period of the repriced options. The incremental grant date fair value of the repriced options was estimated based on the Black-Scholes option-pricing model calculated before and after the effect of the repricing. The following Black-Scholes assumption were used:

Expected dividend rate	-
Expected volatility of share price	93.2%
Risk-free interest rate	0.4%
Expected life in years	6.3
Weighted average grant date incremental fair value	$1.55

In June 2020, 436,570 stock options, having an exercise price of $14.06 and vesting over a period of up to four years, were issued to employees and directors.

During the quarter ended September 30, 2020, 5,391 stock options were exercised resulting in cash proceeds of $82 and a transfer from contributed surplus to share capital of $85. The weighted average share price on the date of exercise of the options during the quarter ended September 30, 2020 was $18.47.

All stock options granted in 2019 and 2020 have a contractual life of 10 years.

2019

In January 2019, 1,622 stock options were granted at an exercise price of $300.00 and vesting on December 31, 2019. On June 4, 2019, 1,794,224 stock options were granted to key management at a strike price of $36.00 of which 248,825 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714 stock options were issued at a strike price of $27.00 of which 60,717 stock options vested immediately and the remaining vest over a period up to four years. The weighted average grant date fair value of the stock options issued in 2019 was $13.17.

In June and August 2019 the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 11,084 stock options with a weighted average exercise price of $1,256.73 were cancelled. There was no exercise of stock options in 2019.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The weighted average inputs into the model and the resulting grant date fair values during the nine months ended September 30, 2020 and 2019, except for the effect of the repricing were as follows:

	September 30,	September 30,
	2020	2019
Expected dividend rate	-	-
Expected volatility of share price	91.7%	45.0%
Risk-free interest rate	0.5%	1.4%
Expected life in years	6.8	7.3
Weighted average grant date fair value	$10.51	$13.17

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At September 30, 2020, options issued and outstanding by range of exercise price are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$7.86-$11.99	171,250	9.1	$9.58	17,813	$11.99
$14.06	416,240	9.7	14.06	15,000	14.06
$15.21	1,877,111	8.7	15.21	457,996	15.21
$27.00 - $3,190.00	56,897	8.4	197.50	55,761	188.54
	2,521,498	8.9	$18.75	546,570	$32.76

A share-based payment compensation expense of $2,369 and $7,139 was recorded for the options for the quarter and the nine months ended September 30, 2020, respectively ($2,351 and $9,576 for the quarter and the nine months ended September 30, 2019).

Restricted share units

Changes in the number of restricted share units or RSU outstanding during the nine months ended September 30, 2020 and 2019 were as follows:

	September 30,	September 30,
	2020	2019
Balance - beginning of period	17,565	18,299
Granted	-	12,564
Forfeited	(24)	(401)
Released	(10,355)	-
Paid in cash	(2,948)	(8,396)
Cancelled	-	(4,249)
Balance - end of period	4,238	17,817

2020

During the first quarter of 2020, 2,948 RSU were paid in cash resulting in a reduction to contributed surplus of $40. As at September 30, 2020, 70 vested RSU and 4,168 unvested RSU were outstanding. Share-based payment compensation expense of $26 and $57, respectively, was recorded during the quarter and the nine months ended September 30, 2020.

2019

On January 31, 2019, the Company granted 12,564 RSU at a grant price of $300.00 and a one-year vesting period. On May 30, 2019, the Company decided to vest the 12,564 RSU and employees were given the choice to receive the then current value of the shares in cash or to receive the shares at a later date. As a result, 8,396 RSU were released and paid in cash resulting in a reduction to contributed surplus of $421.

On May 7, 2019 the 12,886 performance-based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting units was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. Historically, the Company always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,305 units.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At September 30, 2019, 8,315 vested RSU and 9,502 unvested RSU were outstanding. Share-based payment compensation expense of $280 and $9,484 was recorded during the quarter and the nine months ended September 30, 2019. The portion of this compensation related to key management personnel (as defined by IAS 24 Related Party Disclosures) was $243 and $6,745 for the quarter and the nine months ended September 30, 2019.

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters and nine months ended September 30, 2020 and 2019 as indicated in the following table:

	Quarter ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cost of sales and other production expenses	$13	$7	$30	$95
Research and development expenses	930	402	3,013	6,174
Administration, selling and marketing expenses	1,452	2,222	4,153	12,791
	$2,395	$2,631	$7,196	$19,060
c)	Warrants

The following table summarizes the changes in the number of warrants outstanding during the nine months ended September 30, 2020 and 2019:

	September 30, 2020		September 30, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price

Balance of warrants - beginning of period	172,735	$84.33	153,611	$1,028.35
Issued to acquire assets	-	-	19,402	156.36
Cancelled - loan modification	-	-	(168,735)	872.51
Issued - loan modification	-	-	168,735	15.21
Expired	-	-	(278)	6,390.00
Balance of warrants - end of period	172,735	$84.33	172,735	$84.33
Balance of warrants exercisable - end of period	172,735	$84.33	170,735	$50.17

On February 22, 2019, pursuant to modifying its fourth loan agreement with SALP, the Company issued 19,402 warrants, referred to as Warrants #9, having an exercise price of $156.36. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss, presented on our statement of financial position as a warrant liability. During the quarter ended June 30, 2019, the Company recorded a gain of $1,140 due to the change in fair value of the warrant liability and subsequently cancelled these warrants, as further described below.

On April 23, 2019, as part of the debt restructuring, 168,735 warrants (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of new warrants, Warrants #10, that will be exercisable at an exercise price of $15.21 per common share and expire on April 23, 2027. The increase in the fair value of the replacement warrants compared to those cancelled was $408 at the date of the modification and was recorded in shareholders’ equity – warrants with the corresponding expense recorded as part of the loss on extinguishment of liabilities due to the debt restructuring.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

As at September 30, 2020, the following warrants were outstanding:

Number	Expiry date	Exercise price
4,000	January 2023	3,000.00
168,735	April 2027	15.21
172,735		$84.33

15.	Revenues from continuing operations

	Quarter ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues from the sale of goods	$437	$792	$1,842	$3,718
Other revenues	202	36	440	136
	$639	$828	$2,282	$3,854

16.	Government Grants

For the quarter and nine months ended September 30, 2020, the Company recognized $2,072 and $5,017 respectively of government grants in connection with the Canada Emergency Wage Subsidy program, a new subsidy program created by the Government of Canada in 2020 in response to the COVID-19 pandemic. These grants were recorded as a reduction of salary expenses and other related charges and are recognized as follows in the consolidated statement of operations:

	Quarter ended	Nine months ended
	September 30, 2020	September 30, 2020
Cost of sales and other production expenses	$199	$477
Research and development expenses	1,454	3,538
Administration, selling and marketing expenses	419	1,002
Total	$2,072	$5,017

Of the total subsidy recognized in 2020, $1,915 was outstanding and included in tax credits and government grants receivable at September 30, 2020 (note 5).

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

17.	Segmented Information

The Company has two operating segments at September 30, 2020; the small molecule therapeutics segment and the plasma-derived therapeutics segment.

a)	Revenues and expenses by operating segments

Segment revenues are with external customers unless otherwise specified.

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended September 30, 2020	therapeutics	therapeutics	of operations	Total
Revenues	$2	$437	$200	$639

Expenses
Cost of sales and other production expenses	-	409	37	446
Manufacturing and purchase cost of product candidates used for R&D activities	15	5,442	-	5,457
R&D - Other expenses	3,087	3,848	16	6,951
Administration, selling and marketing expenses	738	1,769	6,452	8,959
Segment loss	$(3,838)	$(11,031)	$(6,305)	$(21,174)
Gain on foreign exchange				(117)
Finance costs				2,236
Net loss from continuing operations before taxes				$(23,293)
Other information
Depreciation and amortization	$284	$1,684	$180	$2,148
Share-based payment expense	425	196	1,774	2,395

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended September 30, 2019	therapeutics	therapeutics	of operations	Total
Revenues	$—	$791	$37	$828

Expenses
Cost of sales and other production expenses	-	477	36	513
Manufacturing and purchase cost of product candidates used for R&D activities	34	9,474	(37)	9,471
R&D - Other expenses	3,799	4,809	22	8,630
Administration, selling and marketing expenses	1,182	1,924	6,759	9,865
Segment loss	$(5,015)	$(15,893)	$(6,743)	$(27,651)
Loss on foreign exchange				274
Finance costs				1,701
Net loss from continuing operations before taxes				$(29,626)
Other information
Depreciation and amortization	$210	$1,878	$158	$2,246
Share-based payment expense	470	358	1,778	2,606

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

For the nine months ended September 30, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$2	$1,843	$437	$2,282

Expenses
Cost of sales and other production expenses	-	1,513	75	1,588
Manufacturing and purchase cost of product candidates used for R&D activities	57	21,609	-	21,666
R&D - Other expenses	10,074	13,358	92	23,524
Administration, selling and marketing expenses	2,342	5,503	21,637	29,482
Segment loss	$(12,471)	$(40,140)	$(21,367)	$(73,978)
Gain on foreign exchange				(710)
Finance costs				5,718
Gain on extinguishments of liabilities				(79)
Net loss from continuing operations before taxes				$(78,907)
Other information
Depreciation and amortization	$747	$4,951	$522	$6,220
Share-based payment expense	1,397	383	5,416	7,196

For the nine months ended September 30, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$33	$3,721	$100	$3,854

Expenses
Cost of sales and other production expenses	-	2,140	95	2,235
Manufacturing and purchase cost of product candidates used for R&D activities	54	30,596	(198)	30,452
R&D - Other expenses	10,357	16,922	130	27,409
Administration, selling and marketing expenses	3,441	5,950	25,614	35,005
Segment loss	$(13,819)	$(51,887)	$(25,541)	$(91,247)

Gain on foreign exchange				(1,246)
Finance costs				12,198
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Net loss from continuing operations before taxes				$(193,433)
Other information
Depreciation and amortization	$573	$5,501	$462	$6,536
Share-based payment expense	4,257	3,828	10,711	18,796

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

b) Revenues by location from continuing operations

Revenues are attributed to countries based on the location of customers.

	Quarters ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
United States	$332	$631	$1,402	$2,376
Canada	143	197	549	1,478
United Kingdom	164	-	331	-
	$639	$828	$2,282	$3,854

The Company derives significant revenues from certain customers. For the nine months ended September 30, 2020 there was one party in the plasma-derived therapeutics segment who accounted for 61% of total revenues from continuing operations. For the nine months ended September 30, 2019, there were two parties in the plasma-derived therapeutics segment who accounted for 97% (62% and 35% respectively) of total revenues for continuing operations.

18.	Related party transactions

On September 14, 2020 the Company drew down $29,123 on the non-revolving line of credit representing the entire balance available, which resulted in the issuance of the second term loan (note 11). During the quarter and nine months ended September 30, 2020, the Company paid interest on the first and second term loans  with its parent, in the amount of $382 and $885 respectively ($255 and $3,287 for the quarter and nine months ended September 30, 2019).

During the quarter and nine months ended September 30, 2020, the Company recorded $40 and $173, respectively ($nil for the quarter and the nine months ended September 30, 2019) of research and development expenses, relating to a consulting service agreement signed with one of its directors in 2019 of which $13 remains payable as at September 30, 2020.

19.	Subsequent Event

On November 3, 2020, the Company closed a private placement in which a U.S. public investment fund and SALP participated equally, generating net proceeds of approximately $36,897 (US$27.7 million), for the purchase of 5,757,894 common shares, 557,894 pre-funded warrants, and 6,315,788 warrants. The pre-funded warrants and the warrants can be exercised to purchase one common share at an exercise price of US$0.001 and US$5.50 per share, respectively. The pre-funded warrants and the warrants are exercisable immediately upon issuance, in whole or in part, for a term of five years.

The Company is currently assessing the accounting treatment for this transaction.